EXHIBIT 21

List of Subsidiaries

Name	State of Incorporation

Mercantile Bank	Illinois
Mid-America Bancorp, Inc.	Kansas
Heartland Bank	Kansas
Mercantile Investments, Inc.	Delaware
Royal Palm Bancorp, Inc.	Florida
The Royal Palm Bank of Florida	Florida